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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8

(CUSIP Number)

Timothy Woodward
Nth Power LLC
50 California Street, Suite 840 San Francisco, CA 94111
(415) 983-9983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8			13D	Page 2 of 15 Pages

1.	Name of Reporting Person: Nth Power Technologies Fund I, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233(1)

		9.	Sole Dispositive Power: 0 Shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 3 of 15 Pages

1.	Name of Reporting Person: Nth Power Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233(1) shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 4 of 15 Pages

1.	Name of Reporting Person: Nth Power LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233(1)

		9.	Sole Dispositive Power: 0 Shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 5 of 15 Pages

1.	Name of Reporting Person: Nancy C. Floyd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233 shares(1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 6 of 15 Pages

1.	Name of Reporting Person: Maurice E.P. Gunderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Sates citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233 shares(1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 7 of 15 Pages

1.	Name of Reporting Person: Timothy Woodward		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233 shares(1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

CUSIP No. 30033R 10 8			13D	Page 8 of 15 Pages

1.	Name of Reporting Person: Bryant J. Tong		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,860,233(1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,860,233(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 298,791 shares issuable upon exercise of options within 60 days of March 1, 2003.

Schedule 13D

Item 1. Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Evergreen Solar, Inc. (the “Issuer”) having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2. Identity and Background.

     This statement is being filed by Nth Power Technologies Fund I, L.P. (“Nth Power”), Nth Power Management, L.P. (“NP Management”), Nth Power LLC (“NP LLC”) and Nancy C. Floyd, Maurice E.P. Gunderson, Timothy Woodward and Bryant J. Tong (collectively, the “Members”). NP Management and NP LLC are the direct and indirect General Partners of Nth Power. NP LLC is the General Partner of NP Management. The Members are the individual members of NP LLC. Nth Power, NP Management, NP LLC and the Members are sometimes referred to collectively herein as the “Reporting Persons.”

     The address of the principal business office of Nth Power, NP Management and NP LLC, and each of the Members is 50 California Street, Suite 840, San Francisco, CA 94111.

     The principal business of Nth Power is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NP Management is to act as the sole general partner of Nth Power. The principal business of NP LLC is to act as sole general partner of NP Management. The principal business of each of the Members is to act as a member of NP LLC and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Nth Power and NP Management is a limited partnership organized under the laws of the State of California. NP LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.

     NP LLC is the general partner of Nth Power Management II, L.P. and Nth Power Management II-A, L.P. the respective general partners of Nth Power Technologies Fund II, L.P. and Nth Power Technologies Fund II-A, L.P.

     Nth Power Technologies Fund II, L.P. and Nth Power Technologies Fund II-A, L.P. (collectively, the “Investors”) entered into a Stock and Warrant Purchase Agreement, dated March 21, 2003 (the “Financing Purchase Agreement,” a copy of which is attached hereto as Exhibit 1), with the Issuer and certain other investors whereby the Issuer will sell an aggregate number of shares of its Series A Preferred Stock determined by dividing the aggregate purchase price of $29,375,000 by the average of the closing price for a share of Common Stock for the sixty (60) consecutive trading day period ending two trading days prior to the closing date multiplied by 0.85 (the “Price Per Share”); provided, that if such product is greater than or equal to $1.12, then the Price Per Share shall be $1.12, or if such product is less than or equal to $0.68, then the Price Per Share shall be $0.68 (the “Financing Shares”) and a warrant to purchase up to 2,400,000 shares of Common Stock at an exercise price of the purchase price of the Series A Preferred Stock plus $2.25 per share (the “Financing Warrants”) to such parties for a price of $100,000 (the “Financing”). Pursuant to the Financing Purchase Agreement, the Investors will purchase an aggregate purchase price of $4,000,000 of the Series A Preferred Stock. The Financing is subject to stockholder approval and certain other closing conditions.

     In connection with the Financing, Nth Power and certain other stockholders of the Issuer (the “Other Stockholders”) entered into a Voting Agreement, dated March 21, 2003 (the “Voting Agreement,” a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of Nth Power and the Other Stockholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve (i) an amendment to the Issuer’s Third Amended and Restated Certificate of Incorporation to increase the amount of the Issuer’s authorized preferred stock so that a sufficient number of shares will be available for issuance of the Series A Preferred Stock and to increase the amount of the Issuer’s common stock, so that a sufficient number of shares will be available for issuance upon conversion of the Series A Preferred Stock and the exercise of the Financing Warrants, (ii) the election of one representative designated by Perseus 2000, L.L.C.; one representative designated by Nth Power Technologies Fund II, L.P. and Nth Power Technologies Fund II-A, L.P.; one representative designated by Rockport Capital Partners, L.P.; one representative designated by Micro-Generation Technology Fund, LLC; and one representative designated by Caisse de dépôtet placement du Quebéc (the “Director Nominees”) as directors of the Issuer, (iii) the Financing, and (iv) any other matters relating to the transactions contemplated by the Financing Purchase Agreement (collectively, the “Voting Agreement Proposals”). As a result of the execution of the Voting Agreement, the Reporting Persons and the Other Stockholders may be considered a “group” (a “Group”) for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the “Act”). SEE ITEMS 4, 5 AND 6 FOR MORE DETAILS REGARDING THE FINANCING, THE FINANCING PURCHASE AGREEMENT AND THE VOTING AGREEMENT.

Item 3. Source and Amount of Funds or Other Consideration.

     Nth Power purchased 1,000,000 shares of Series C Preferred Stock and a warrant to purchase 184,757 shares of Common Stock from the Issuer in a private transaction in April 1998 for a purchase price of $2,000,000 and 801,623 shares of Series D Preferred Stock in December 1999. After giving effect to the exercise of the warrant and the conversion of the preferred stock 1,016,914 are currently held by Nth Power (the “Record Shares”). The working capital of Nth Power was the source of the funds for the purchase. No part of the purchase price paid by Nth Power was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

     Each of the Other Stockholders is the record holder or beneficially owns the shares of common stock of the Issuer and options to purchase Common Stock as follows: (i) Richard G. Chleboski beneficially owns 272,169 shares of Common Stock (of which 185,540 shares are represented by options which are exercisable within 60 days of March 1, 2003); (ii) Mark A. Farber beneficially owns 301,274 shares of Common Stock (of which 116,467 shares are represented by options which are exercisable within 60 days of March 1, 2003); (iii) Robert W. Shaw, Jr. beneficially owns 973,152 shares of Common Stock (of which 23,000 shares are represented by options which are exercisable within 60 days of March 1, 2003, 840,453 shares are held by entities affiliated with Mr. Shaw and 4,230 shares are held by Mr. Shaw’s wife); (iv) Jack Hanoka beneficially owns 329,208 shares of Common Stock (of which 123,541 shares are represented by options which are exercisable within 60 days of March 1, 2003 and 138,568 shares are held by Hanoka Evergreen Limited Partnership); (v) Willrich 1995 Trust beneficially owns 18,503 shares of Common Stock; and (vi) entities affiliated with Mr. Shaw beneficially own an aggregate of 840,453 shares of Common Stock (of which 24,336 shares are held by Micro-Generation Technology Fund, LLC, 110,854 shares are held by UVCC Fund II, 110,854 shares are held by UVCC II Parallel Fund, L.P., 110,854 shares are held by Utech Climate Challenge Fund, L.P. and 483,555 shares are held by Utech Venture Capital Corporation). The shares of capital stock and the warrants and options to purchase Common Stock held by the Other Stockholders as set forth above shall hereinafter be referred to herein as the “Other Stockholders Securities.” The information regarding the Other Stockholders Securities set forth above is based on the information provided by each of the Other

Stockholders as to its respective holdings of capital stock of the Issuer and as set forth in Schedule 2.03 to the Voting Agreement and upon certain information delivered by the Issuer to the Reporting Persons. As Nth Power and the Other Stockholders may be considered a Group, each of the Reporting Persons may be deemed to beneficially own the Other Stockholders Securities.

Item 4. Purpose of Transaction.

     Nth Power acquired the Record Shares for investment purposes. Similarly, the Investors plan to acquire the Financing Shares for investment purposes. Nth Power entered into the Voting Agreement in connection with the Financing. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Nth Power may dispose of or acquire additional shares of Common Stock in addition to its potential acquisition of certain Financing Shares. As a condition to closing of the Financing and subject to stockholder approval, Richard G. Chleboski and Mason Willrich shall resign as directors of the Issuer and the Director Nominees shall be appointed as members of the Board of Directors of the Issuer. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Issuer;

     (f)  Any other material change in the Issuer’s business or corporate structure;

     (g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The Financing is contingent upon certain closing conditions, including the approval of the Company’s stockholders. The Company shall file a proxy statement with the Securities and Exchange pursuant to which the Company will solicit stockholder approval of the Financing. Based upon information regarding the outstanding capital stock of the Issuer as of March 1, 2003 set forth in the Financing Purchase Agreement and the information set forth in Schedule 2.03 to the Voting Agreement, Nth

Power and the Other Stockholders, together, hold approximately 22.5% of the voting power of the currently outstanding capital stock of the Issuer. Each of Nth Power and the Other Stockholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Voting Agreement Proposals. Nth Power and the Other Stockholders have no further obligations to vote or otherwise act together after the closing of the Financing. The closing of the Financing is scheduled to occur promptly after the date of the special stockholders meeting and once all other conditions to closing of the Financing have been met. Upon stockholder approval and satisfaction of such other conditions, the Investors will purchase an aggregate of $4,000,000 of Series A Preferred Stock.

     Nth Power is the record owner of the Record Shares (i.e., 1,016,914 shares of Common Stock). As the sole general partner of Nth Power, NP Management may be deemed to own beneficially the Record Shares. As the sole general partner of NP Management, NP LLC may be deemed to own beneficially the Record Shares. As the individual members of Nth Power LLC, each of the Members also may be deemed to own beneficially the Record Shares.

     If Nth Power and the Other Stockholders are not deemed a Group, then each Reporting Person may be deemed to own beneficially 8.91% of the Common Stock of the Issuer, which percentage is calculated based upon 11,410,826 shares of Common Stock outstanding as of March 1, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

     The Other Stockholders collectively hold the Other Stockholders Securities consisting of 1,544,528 shares of Common Stock and options that are exercisable for 298,791 shares of Common Stock within 60 days of March 1, 2003. As a result of entering into the Voting Agreement, Nth Power and the Other Stockholders may be considered a Group and thus Nth Power, NP Management, as the sole general partner of Nth Power, NP LLC as the sole general partner of NP LLC and the Members, as the individual members of NP LLC, may be deemed to own beneficially the Other Stockholders Securities.

     If Nth Power and the Other Stockholders are deemed a Group, each Reporting Person may be deemed to own beneficially 24.4% of the Common Stock of the Issuer, which percentage is calculated based upon 11,709,617 shares of Common Stock of the Issuer as of March 1, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. Each of the Reporting Persons, except Nth Power, disclaims beneficial ownership of the Record Shares. Each of the Reporting Persons disclaims beneficial ownership of the Other Stockholders Securities.

     (b)  Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

2,860,233 shares for each Reporting Person (of which Nth Power is the record holder of 1,016,914 shares and includes 298,791 shares of Common Stock exercisable within 60 days of March 1, 2003. If Nth Power and the Other Stockholders are not deemed a Group, then each Reporting Person would deemed to have shared power to vote or direct the voting of 1,016,914 shares).

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

1,016,914 shares for each Reporting Person (of which Nth Power is the record holder of all such shares).

     (c)  Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days. To the knowledge of the Reporting Persons, no Other Stockholder has effected any transaction in the Common Stock in the last 60 days.

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons. To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Other Stockholders Securities beneficially owned by any of the Other Stockholders.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     In connection with the Financing, Nth Power and the Other Stockholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of the Voting Agreement Proposals. The Voting Agreement terminates on the earlier of: (i) the termination of the Financing Purchase Agreement and (ii) approval of the Voting Agreement Proposals by the stockholders of the Issuer.

     The Financing Purchase Agreement sets forth the terms of the Financing whereby the Issuer will sell the Financing Shares and the Financing Warrant. The Financing is subject to stockholder approval and certain other closing conditions. The Issuer agreed, pursuant to a Registration Rights Agreement dated March 21, 2003, among the Issuer and certain investors to use its reasonable best efforts to register the shares of Common Stock issuable upon conversion of the Financing Shares and the Common Stock issuable upon the exercise of the Financing Warrant on a Form S-3 under the Securities Act of 1933, as amended, within thirty (30) days of the closing of the Financing and to grant certain other registration rights.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 — Stock and Warrant Purchase Agreement dated March 21, 2003.
Exhibit 2 — Voting Agreement dated March 21, 2003.
Exhibit 3 — Agreement regarding filing of joint Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     March 31, 2003.

NTH POWER TECHNOLOGIES FUND I, L.P.

By: Nth Power Management, L.P. Its General Partner

By: Nth Power LLC Its General Partner

By: /s/ Timothy Woodward Timothy Woodward, Manager

NTH POWER MANAGEMENT, L.P.

By: Nth Power LLC Its General Partner

By: /s/ Timothy Woodward Timothy Woodward, Manager

NTH POWER LLC

By: /s/ Timothy Woodward Timothy Woodward, Manager

/s/ Nancy C. Floyd Nancy C. Floyd

/s/ Maurice E.P. Gunderson Maurice E.P. Gunderson

/s/ Timothy Woodward Timothy Woodward

/s/ Bryant J. Tong Bryant J. Tong